Exhibit 99.1

PRESS RELEASE

CENTOGENE Announces the Nomination of Rene Just as Chief Financial Officer

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, May 26, 2021 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced the nomination of Rene Just as Chief Financial Officer (CFO), which will be proposed to the shareholders at the upcoming Annual General Meeting (AGM). Rene will join the Company on June 1, 2021, to work closely through the transition with current CFO Richard Stoffelen, who has decided to leave the Company as of June 30, 2021.

Rene Just is a seasoned finance executive with over 20 years of industry experience. During his career, Rene has held positions of increasing responsibility in both listed and private equity owned companies, spanning a range of industries, including Pharma, IT, and Services. During his career, Rene has gained extensive experience in building and leading efficient finance operations – supporting the development and implementation of value creation strategies, as well as the planning and execution of financing strategies.

“Rene is a seasoned CFO with an impressive track record in creating value, through both internal and external growth. He has repeatedly demonstrated his ability to build and lead teams that can deliver on both operational performance and strategic objectives. I am excited that Rene is joining our newly-formed leadership team as we are positioning CENTOGENE to accelerate its growth trajectory on its unique mission to generate data-driven insights to diagnose, understand, and treat rare disease patients. We look forward to introducing our new team, as well as our vision, strategy, and execution roadmap at our upcoming analyst and investor event on June 22nd,” said Andrin Oswald, M.D., Chief Executive Officer of CENTOGENE.

Andrin Oswald continued, “I would also like to thank Richard for his dedication to CENTOGENE over the years. His financial leadership has been instrumental in growing CENTOGENE into the Company it is today. His many contributions included multiple successful funding rounds, taking CENTOGENE public with its initial public offering (IPO) on Nasdaq in 2019, and navigating the Company through the disruptive COVID-19 pandemic to achieve record revenues in 2020. I wish him all the best for his future endeavors.”

Rene Just holds a Master of Economics from Aarhus University (Denmark). Before joining CENTOGENE, he was the Group CFO at Riemser Pharma Holding, previously owned by the private investment and private equity firm Ardian.

“I am proud to be joining CENTOGENE to support its ambitious vision and growth strategy for the future. I am impressed by the potential of its rare disease Bio/Databank and the opportunity it presents for further growth and value creation,” said Rene Just.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com